Exhibit 99.78

Consolidated Financial Statements

F3 Uranium Corp.

For the Years Ended
June 30, 2025 and 2024

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of
F3 Uranium Corp.

Opinion

We have audited the accompanying consolidated financial statements of F3 Uranium Corp. (the “Company”), which comprise the consolidated statements of financial position as at June 30, 2025 and 2024 and the consolidated statements of loss and comprehensive loss, shareholders’ equity, and cash flows for the years then ended, and notes to the consolidated financial statements, including material accounting policy information.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2025 and 2024, and its financial performance and its cash flows for the years then ended in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current year ended. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Assessment of Impairment Indicators of Exploration and Evaluation Assets (“E&E Assets”)

As described in Note 11 to the consolidated financial statements, the carrying amount of the Company’s E&E Assets was $75,615,607 as of June 30, 2025. As more fully described in Notes 3 and 4 to the consolidated financial statements, management assesses E&E Assets for indicators of impairment at each reporting period.

The principal considerations for our determination that the assessment of impairment indicators of the E&E Assets is a key audit matter are that there was judgment made by management when assessing whether there were indicators of impairment for the E&E Assets, specifically relating to the E&E Assets’ carrying amount which is impacted by the Company’s intent and ability to continue to explore and evaluate these assets. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate audit evidence relating to the judgments made by management in their assessment of indicators of impairment that could give rise to the requirement to prepare an estimate of the recoverable amount of the E&E Assets.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. Our audit procedures included, among others:

●	Reviewed and challenged management’s assessment as to whether indicators of impairment or impairment reversal exist.

●	Tested the Company’s additions to E&E Assets for the period by evaluating a sample of recorded expenditures for consistency to underlying records, the capitalization requirements of the Company’s accounting policy and the requirements of the accounting standard.

●	Reviewed the Company’s ability to fund future activities and reviewed any available budgets for future periods.

●	Discussed with management regarding the plans and intent for the properties.

●	On a test basis, confirmed title to ensure claims are in good standing.

Other Information

Management is responsible for the other information. The other information obtained at the date of this auditor’s report includes Management’s Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS Accounting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

●	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

●	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current year ended and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Glenn Parchomchuk.

Vancouver, Canada	Chartered Professional Accountants

October 28, 2025

F3 Uranium Corp.
Consolidated statements of financial position
(Expressed in Canadian dollars)

		June 30,	June 30,
	Notes	2025	2024
ASSETS		$	$
Current assets
Cash and cash equivalents	15	5,725,031	33,616,475
Term deposits	15	10,255,600	-
Amounts receivable	7	310,930	962,926
Marketable securities	10	683,045	350,979
Deposits		-	736,720
Prepaid expenses		125,593	292,420
Assets held for distribution	8	-	7,948,249
		17,100,199	43,907,769

Non-current assets
Investment	10	295,476	433,225
Right-of-use asset	9	36,096	63,167
Exploration and evaluation assets	11	75,615,607	53,474,145
TOTAL ASSETS		93,047,378	97,878,306

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	16	907,585	3,248,073
Mineral exploration commitment	11	-	339,026
Lease liability – short term	9	36,253	29,899
Flow-through share premium	13	455,698	736,981
		1,399,536	4,353,979
Non-current liabilities
Lease liability – long term	9	13,480	49,733
Convertible debt	12	11,600,215	10,910,275
Deferred income tax liability	21	8,758,000	8,362,000
TOTAL LIABILITIES		21,771,331	23,675,987

SHAREHOLDERS’ EQUITY
Share capital	14	105,895,441	101,518,149
Reserves	14	36,231,800	30,801,355
Equity portion of convertible debt	12	2,741,192	2,741,192
Accumulated deficit		(73,592,286)	(60,858,377)
TOTAL SHAREHOLDERS EQUITY		71,276,147	74,202,319
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		93,047,378	97,878,306

Nature of operations (Note 1)
Commitments (Note 20)
Subsequent events (Note 22)

Approved by the Board of Directors and authorized for issuance on October 28, 2025:

“Devinder Randhawa”	“Terrence Osier”
Director	Director

The accompanying notes form an integral part of these consolidated financial statements.

F3 Uranium Corp.
Consolidated statements of loss and comprehensive loss
(Expressed in Canadian dollars)

	Notes	For year ended June 30, 2025	For year ended June 30, 2024
EXPENSES		$	$
Accretion expense	12	2,039,940	1,361,197
Business development		841,445	372,016
Consulting and director fees	16	2,909,751	3,061,447
Depreciation	9	27,071	25,789
Exploration costs (recovery)		(150,641)	124,042
Office and administration		431,591	856,938
Professional fees		796,358	818,204
Research and development		314,286	1,453,719
Public relations and communications		669,824	719,048
Lease interest	9	11,103	15,476
Share-based compensation	14,16	6,145,114	10,482,874
Wages and benefits	16	689,132	739,184
Net loss before other items		(14,724,974)	(20,029,934)

Other items:
Foreign exchange gain (loss)		(5,243)	438
Flow-through share recovery	13	3,533,000	3,152,904
Impairment of Assets held for Distribution	8	(839,997)	-
Interest income		1,016,425	1,788,095
Realized gain (loss) on marketable securities	10	(2,665)	23,987
Recovery on mineral rights	11	-	593,303
Reorganization loss – F4 spin-out	6	(726,623)	-
Change in fair value of marketable securities	10	(587,832)	(855,066)
		2,387,065	4,703,661
Loss before income taxes		(12,337,909)	(15,326,273)
Deferred income tax expense		(396,000)	(5,388,135)
Comprehensive loss for the year		(12,733,909)	(20,714,408)
Basic and diluted loss per common share:		(0.03)	(0.05)
Weighted average number of shares outstanding – basic and diluted		513,866,643	452,082,555

The accompanying notes form an integral part of these consolidated financial statements.

F3 Uranium Corp.
Consolidated statements of shareholders’ equity
(Expressed in Canadian dollars)

	Share capital
	Number of shares	Amount	Reserves	Subscription receivable	Equity portion of convertible debt	Accumulated deficit	Total
		$	$	$	$	$	$

Balance, June 30, 2023	381,284,073	65,157,500	19,257,597	(26,000)	-	(40,143,969)	44,245,128
Private placements	59,094,256	24,142,414	5,932,000	-	-	-	30,074,414
Finders’ fees and share issuance costs	-	(1,533,667)	(377,362)	-	-	-	(1,911,029)
Brokers’ warrants	-	(647,000)	647,000	-	-	-	-
Warrants exercised	41,493,674	12,511,076	(3,329,459)	26,000	-	-	9,207,617
Options exercised	8,849,496	2,606,698	(1,211,818)	-	-	-	1,394,880
Conversion of RSUs	2,250,692	599,477	(599,477)	-	-	-	-
Equity portion of convertible debt	-	-	-	-	2,741,192	-	2,741,192
Flow-through share premium	-	(1,474,214)	-	-	-	-	(1,474,214)
Finders fee shares	380,518	155,865	-	-	-	-	155,865
Share-based compensation	-	-	10,482,874	-	-	-	10,482,874
Net loss for the year	-	-	-	-	-	(20,714,408)	(20,714,408)
Balance, June 30, 2024	493,352,709	101,518,149	30,801,355	-	2,741,192	(60,858,377)	74,202,319
Private placements	49,200,000	13,953,909	1,054,091	-	-	-	15,008,000
Finders’ fees and share issuance costs	-	(1,157,001)	-	-	-	-	(1,157,001)
Brokers’ warrants	-	(105,543)	105,543	-	-	-	-
Options exercised	475,000	54,600	-	-	-	-	54,600
Conversion of RSUs	4,195,702	1,414,677	(1,474,303)	-	-	-	(59,626)
Convertible debt interest shares	1,768,854	450,000	-	-	-	-	450,000
Flow-through share premium	-	(3,251,717)	-	-	-	-	(3,251,717)
Reorganization – F4 spin-out	-	(6,981,633)	(400,000)	-	-	-	(7,381,633)
Share-based compensation	-	-	6,145,114	-	-	-	6,145,114
Net loss for the year	-	-	-	-	-	(12,733,909)	(12,733,909)
Balance, June 30, 2025	548,992,265	105,895,441	36,231,800	-	2,741,192	(73,592,286)	71,276,147

The accompanying notes form an integral part of these consolidated financial statements.

F3 Uranium Corp.
Consolidated statements of cash flows
(Expressed in Canadian dollars)

	For year ended June 30, 2025	For year ended June 30, 2024
	$	$
OPERATING ACTIVITIES
Net loss	(12,733,909)	(20,714,408)
Non-cash items:
Accretion interest	2,039,940	1,361,197
Deferred income tax expense	396,000	5,388,135
Depreciation and amortization	27,071	25,788
Impairment of exploration and evaluation assets	839,997	-
Interest on lease	11,103	15,476
Realized gain (loss) on marketable securities	2,665	(23,987)
Share based compensation	6,145,114	10,482,874
Flow-through share tax recovery	(3,533,000)	(3,152,904)
Recovery on mineral rights	-	(479,881)
Unrealized loss on marketable securities	587,934	855,066
Reorganization – F4 spin-out	726,623	-
Changes in non-cash working capital items:
Amounts receivable	651,996	(439,006)
Prepaid expenses and deposits	99,152	(498,736)
Accounts payable and accrued liabilities	(1,792,250)	206,059
Net cash used in operating activities	(6,531,564)	(6,974,327)
INVESTING ACTIVITIES
Exploration and evaluation assets additions, net of recoveries	(23,201,865)	(31,799,882)
Term deposit	(10,255,600)	-
Sale (purchase) of short-term investments	(937,500)	250,000
Proceeds from sale of plane investment	-	(215,553)
Cash payment in lieu of required exploration expenditures	-	2,000,000
Cash spun out	(90,145)	-
Proceed from sale of shares	220,259	341,452
Net cash used in investing activities	(34,264,851)	(29,423,983)
FINANCING ACTIVITIES
Private placement proceeds	15,008,000	30,074,414
Finders’ fees and share issuance costs	(1,157,001)	(1,911,029)
Warrants exercised	-	9,207,616
Options exercised	54,600	1,386,481
Share issuance costs for net settlements	(59,626)	-
Convertible debt gross proceeds	-	15,000,000
Convertible debt finders fee	-	(593,500)
Interest paid	(900,000)	(834,000)
Lease payments	(41,002)	(38,696)
Net cash provided by financing activities	12,904,971	52,291,286
Net cash change during the year	(27,891,444)	15,892,976
Cash and cash equivalents, beginning of the year	33,616,475	17,723,499
Cash and cash equivalents, end of the year	5,725,031	33,616,475

Supplemental disclosure with respect to cash flows (Note 15)

The accompanying notes form an integral part of these consolidated financial statements.

F3 Uranium Corp.
Notes to the consolidated financial statements
For the years ended June 30, 2025 and 2024
(Expressed in Canadian dollars)

1.	Nature of operations

F3 Uranium Corp. (the “Company”) was incorporated on September 23, 2013 under the laws of the Canada Business Corporations Act. The Company’s principal business activity is the acquisition and exploration of mineral properties. To date, the Company has not generated revenues from operations and is considered to be in the exploration stage. The Company’s head office is located at 750 – 1620 Dickson Ave., Kelowna, BC, V1Y 9Y2 and is listed on the TSX Venture Exchange under the symbol FUU, and on the Frankfurt Stock Exchange under the symbol 2F3.

On January 16, 2024, the Company announced that it has initiated steps to spin out (the “Spin-Out”) 17 of the Company’s prospective uranium exploration projects in the Athabasca Basin including the Murphy Lake, Cree Bay, Hearty Bay, Clearwater West, Todd Lake, Smart Lake, Lazy Edward Bay, Grey Island, Seahorse Lake, Bird Lake, Beaver River, Bell Lake, Flowerdew Lake, James Creek, Henderson Lake and Wales Lake East and West properties (collectively, the “Properties”) into a newly incorporated wholly-owned subsidiary to be named F4 Uranium Corp. (also referred to as “F4”). The Patterson Lake North Property along with the Broach and Minto Properties (collectively, the “PLN Project”), will remain with F3. On August 15, 2024 the Company completed a Plan of Arrangement (“Arrangement”) under the provision of the Canada Business Corporations pursuant to which the Properties of F3 were spun-out to F4 (Note 6).

The Company has not yet determined whether its exploration and evaluation assets contain ore reserves that are economically recoverable. The recoverability of the amounts shown for the exploration and evaluation assets, including the acquisition costs, is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves, and upon future profitable production.

These consolidated financial statements (herein “consolidated financial statements”) have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company’s ability to continue as a going concern is dependent upon its ability to fund its operations through equity financing, joint ventures, option agreements or other means. As at June 30, 2025 the Company had cash and cash equivalents of $5,725,031 (June 30, 2024 - $33,616,475) and a working capital balance of $15,700,663 (June 30, 2024 - $39,553,790). The Company believes it has sufficient resources to continue operations for the next twelve months.

2.	Basis of presentation

(a)	Statement of compliance

These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) as at June 30, 2025. These consolidated financial statements were authorized for issue by the Board of Directors on October 28, 2025.

(b)	Basis of preparation

These consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments, which are measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

F3 Uranium Corp.
Notes to the consolidated financial statements
For the years ended June 30, 2025 and 2024
(Expressed in Canadian dollars)

2.	Basis of presentation (continued)

(c)	Basis of consolidation

The consolidated financial statements of the Company include Fission Energy Peru S.A.C., which is 100% owned, has been inactive since 2020 and has no assets or liabilities. Up to August 15, 2024, the Company consolidated F4 Uranium Corp., which was spun out on that date pursuant to a plan of arrangement. Following the spin-out, F4 Uranium Corp. ceased to be a subsidiary and is no longer consolidated. The Company consolidates the subsidiary when it is exposed, or has rights, to variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary. All intercompany balances and transactions are eliminated on consolidation.

3.	Material accounting policy information

(a)	Financial instruments

Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has opted to measure them at FVTPL.

The Company classifies its financial instruments as follows:

Financial Instrument	Classification
Cash and cash equivalents	Amortized cost
Term deposits	Amortized cost
Amounts receivable	Amortized cost
Marketable securities	FVTPL
Investment	FVTPL
Deposit	Amortized cost
Accounts payable and accrued liabilities	Amortized cost
Convertible debt	Amortized cost

F3 Uranium Corp.
Notes to the consolidated financial statements
For the years ended June 30, 2025 and 2024
(Expressed in Canadian dollars)

3.	Material accounting policy information (continued)

(a)	Financial instruments (continued)

Measurement

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the statements of loss and comprehensive loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the statements of loss and comprehensive loss in the period in which they arise.

Selected investments in equity instruments at FVTOCI are initially recorded at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses recognized in other comprehensive income (loss).

Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit losses. The Company shall recognize in the statements of loss and comprehensive loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

Derecognition of financial assets and liabilities

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in the statements of loss and comprehensive loss.

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled, or expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in the statements of loss and comprehensive loss.

(b)	Cash and cash equivalents

Cash and cash equivalents comprise cash and Guaranteed Investment Certificates of three months or less held in Canadian banks and subject to insignificant risk of change in value.

F3 Uranium Corp.
Notes to the consolidated financial statements
For the years ended June 30, 2025 and 2024
(Expressed in Canadian dollars)

3.	Material accounting policy information (continued)

(c)	Term deposits

Term deposits represent Guaranteed Investment Certificates held in Canadian banks with maturities greater than three months but less than twelve months. The Company does not invest in asset-backed or other structured products

(d)	Foreign currency translation

These consolidated financial statements are presented in Canadian dollars. The financial statements for the Company’s subsidiary are measured using the currency of the primary economic environment in which the subsidiary operates (the “functional currency”). Each subsidiary determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates. The functional currency of the Company, and the Company’s subsidiary is the Canadian dollar.

Transactions and balances

Foreign currency transactions are translated into the Company’s functional currency using the exchange rates prevailing at the date of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at exchange rates prevailing at the reporting date are recognized in profit or loss. Non-monetary assets and liabilities are translated at their historical costs. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss.

Foreign operations

The assets and liabilities of foreign operations are translated into Canadian dollars at the rate of exchange prevailing at the reporting date and income and expenses are translated at exchange rates prevailing at the date of transactions. The exchange differences arising on the translation are recognized in other comprehensive income/(loss). On disposal of a foreign operation, the component of other comprehensive income/(loss) relating to that particular foreign operation is recognized in profit or loss.

(d)	Convertible debt

Under the Company’s convertible debentures policy, the host debt liability, equity conversion feature and other (when applicable) components of convertible debentures are presented separately on the statement of financial position, at initial recognition. The Company determines the carrying amount of the financial liability by discounting the stream of future payments at the prevailing market rate for a similar liability of comparable credit status and providing substantially the same cash flows.

The liability component is then increased by accretion of the discounted amounts to reach the face value of the convertible debentures at maturity which is recorded in the statement of loss and comprehensive loss as accretion expense.

F3 Uranium Corp.
Notes to the consolidated financial statements
For the years ended June 30, 2025 and 2024
(Expressed in Canadian dollars)

3.	Material accounting policy information (continued)

(j)	Convertible debt (continued)

The carrying amount of other components (when applicable), such as warrants, is determined using the Black-Scholes Model. The carrying amount of the equity component is calculated by deducting the carrying amount of the financial liability and the carrying amounts of any other components (when applicable) from the amount of the convertible debentures, and is presented in equity as an equity component of convertible debentures.

The transaction costs are allocated between the liability and equity components, on a pro-rata basis according to their carrying amounts.

(k)	Exploration and evaluation assets

The Company records exploration and evaluation assets which consist of the costs of acquiring licenses for the right to explore and costs associated with exploration and evaluation activity, at cost. All direct and indirect costs related to the acquisition, exploration and evaluation of exploration and evaluation assets are capitalized by property.

The exploration and evaluation assets are capitalized until the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable. Exploration and evaluation assets are then assessed for impairment and reclassified to mining property and development assets within property and equipment. If an exploration and evaluation property interest is abandoned, both the acquisition costs and the exploration and evaluation costs will be written off to operations in the period of abandonment.

On an ongoing basis, exploration and evaluation assets are reviewed on a property-by-property basis to consider if there are any indicators of impairment, including the following:

i.	Whether the exploration on the property has significantly changed, such that previously identified resource targets are no longer being pursued;

ii.	Whether exploration results to date are promising and whether additional exploration work is being planned in the foreseeable future; and

iii.	Whether remaining claim tenure terms are sufficient to conduct necessary studies or exploration work.

If any indication of impairment exists, an estimate of the exploration and evaluation asset’s recoverable amount is calculated. The recoverable amount is determined as the higher of the fair value less costs of disposal for the exploration and evaluation property interest and their value in use. The fair value less costs of disposal and the value in use are determined for an individual exploration and evaluation property interest, unless the exploration and evaluation property interest does not generate cash inflows that are largely independent of other exploration and evaluation property interests. If this is the case, the exploration and evaluation property interests are grouped together into cash generating units (“CGUs”) for impairment purposes.

F3 Uranium Corp.
Notes to the consolidated financial statements
For the years ended June 30, 2025 and 2024
(Expressed in Canadian dollars)

3.	Material accounting policy information (continued)

(k)	Exploration and evaluation assets (continued)

If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period.

Where an impairment subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate and its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior periods. A reversal of an impairment loss is recognized in profit or loss in the period in which that determination was made.

(l)	Agents warrants

Warrants issued to agents in connection with a financing are recorded at fair value using the Black-Scholes Option Pricing Model and charged to share issue costs associated with the offering with an offsetting credit to reserves in shareholders’ equity.

(m)	Flow-through shares

The Company will from time to time, issue flow-through common shares to finance a significant portion of its exploration program. Pursuant to the terms of the flow-through share agreements, these shares transfer the tax deductibility of qualifying resource expenditures to investors. On issuance, the Company bifurcates the flow through share into i) a flow through share premium, equal to the estimated premium, if any, investors pay for the flow-through feature, which is recognized as a liability, and ii) share capital. Upon qualifying expenditures being incurred, the Company derecognizes the liability and recognizes the premium as other income. Proceeds received from the issuance of flow-through shares are restricted to be used only for Canadian resource property exploration expenditures within a two-year period. The Company may also be· subject to a Part XII.6 tax on flow-through proceeds renounced under the Look-Back Rule, in accordance with the Government of Canada flow-through regulations. When applicable, this tax is accrued as a financial expense until paid.

(n)	Share capital

Share capital includes cash consideration received for share issuances, net of commissions and share issue costs. Common shares issued for non-monetary consideration are recorded at their fair market value based upon the trading price of the Company’s shares on the Exchange on the date of the agreement.

F3 Uranium Corp.
Notes to the consolidated financial statements
For the years ended June 30, 2025 and 2024
(Expressed in Canadian dollars)

3.	Material accounting policy information (continued)

(n)	Share capital (continued)

The proceeds from the issue of units is allocated between common shares and common share purchase warrants on a prorated basis, based on relative fair values as follows: the fair value of common shares is based on the market close on the date the units are issued; and the fair value of the common share purchase warrants is determined using the Black-Scholes Option Pricing Model.

(o)	Share-based payments

The Company’s share-based compensation plans for employees, Directors, Officers, employees and consultants consist of stock options and restricted share units (“RSUs”).

The Company has a stock option plan whereby it is authorized to grant stock options to directors, officers, employees and consultants. Directors, officers, employees and consultants are classified as employees who render personal services to the entity and either i) are regarded as employees for legal or tax purposes, ii) work for an entity under its direction in the same way as directors, officers, employees and consultants who are regarded as employees for legal or tax purposes, or iii) the services rendered are similar to those rendered by employees.

The fair value of equity settled stock options issued to employees is measured on the grant date, using the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility of the expected market price of the Company’s common shares and an expected life of the options. The fair value less estimated forfeitures is charged over the vesting period of the related options to profit or loss unless it meets the criteria for capitalisation to the exploration and evaluation assets with a corresponding credit to other capital reserves in equity. Stock options granted with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values.

The share-based awards issued to non-employees are generally measured on the fair value of goods or services received unless that fair value cannot be reliably measured. This fair value shall be measured at the date the entity obtains the goods or the counterparty renders service. If the fair value of goods or services received cannot be reliably measured, the fair value of the share-based payments to non-employees are periodically re-measured using the Black-Scholes Option Pricing Model until the counterparty performance is complete.

When the stock options are exercised, the proceeds are credited to share capital and the fair value of the options exercised is reclassified from other capital reserves to share capital. The estimated forfeitures are based on historical experience and reviewed on a quarterly basis to determine the appropriate forfeiture rate based on past, present and expected forfeitures.

RSUs are measured at their fair value on the date of grant based on the closing price of the Company’s shares on the date of the grant and are recognized as share-based compensation expense over the vesting period, with a corresponding credit to reserve for share-based payments.

F3 Uranium Corp.
Notes to the consolidated financial statements
For the years ended June 30, 2025 and 2024
(Expressed in Canadian dollars)

3.	Material accounting policy information (continued)

(p)	Research and development costs

Research costs are expensed as incurred. Development expenditures on an individual project are recognized as an intangible asset when the Company can demonstrate all the following (i) The technical feasibility of completing the intangible asset so that the asset will be available for use or sale (ii) Its intention to complete and its ability and intention to use or sell the asset (iii) How the asset will generate future economic benefits (iv) The availability of resources to complete the asset (v) The ability to measure reliably the expenditure during development. During the period ended June 30, 2025, the Company did not meet these criteria; accordingly, all research and development expenditures were expensed as incurred.

(q)	Income taxes

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the end of each reporting period, and includes any adjustments to tax payable or receivable in respect of previous years.

Deferred income taxes are recorded using the liability method whereby deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they are realized or settled, based on the laws that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax is not recognized for temporary differences which arise on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting, nor taxable profit or loss.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future tax profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(r)	Loss per share

The Company presents basic and diluted loss per share for its common shares, calculated by dividing loss attributable to common shareholders by the weighted average number of common shares outstanding during the period. Diluted loss per share is similarly calculated except it is assumed that outstanding stock options and warrants, with the average market price that exceeds the average exercise prices of the options and warrants for the year, are exercised and the assumed proceeds are used to repurchase shares of the Company at the average market price of the common shares for the year. Diluted loss per share does not adjust the loss attributable to common shareholders when the effect is anti-dilutive.

(s)	Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant control over the other party in making financial and operating decisions. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources, services or obligations between related parties.

F3 Uranium Corp.
Notes to the consolidated financial statements
For the years ended June 30, 2025 and 2024
(Expressed in Canadian dollars)

3.	Material accounting policy information (continued)

(t)	Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset over a period of time in exchange for consideration. The Company assesses whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all of the economic benefits from the use of the asset during the term of the contract and it has the right to direct the use of the asset.

The right-of-use asset is subsequently depreciated from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. The right-of-use asset may be reduced due to impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

A lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date discounted by the interest rate implicit in the lease or, if that rate cannot be readily determined the incremental borrowing rate. The lease liability is subsequently measured at amortized cost using the effective interest method. Lease payments included in the measurement of the lease liability comprise fixed payments, variable lease payments, and amounts expected to be payable at the end of the lease term.

The Company does not recognize the right-of-use assets and lease liabilities for short-term leases that have a lease term of twelve months or less. The lease payments associated with these leases are charged directly to income on a straight-line basis over the lease term. Refer to Note 9.

(u)	Asset Retirement Obligations

Various federal and state mining laws and regulations require the Company to reclaim the surface areas and restore underground water quality for its in situ recovery (ISR) projects to the pre-existing or background average quality after the completion of mining. Asset retirement obligations, consisting primarily of estimated restoration and reclamation costs at the Company’s ISR projects, are recognized in the period incurred and recorded as liabilities at fair value. Such obligations, which are initially estimated based on discounted cash flow estimates, are accreted to full value over time through charges to accretion expense. In addition, the asset retirement cost is capitalized as part of the asset’s carrying value and amortized over the life of the related asset. Asset retirement obligations are periodically adjusted to reflect changes in the estimated present value resulting from revisions to the estimated timing or amount of restoration and reclamation costs. As the Company completes its restoration and reclamation work at its properties, the liability is reduced by the carrying value of the related asset retirement liability based on completion of each restoration and reclamation activity. Any gain or loss upon settlement is charged to the consolidated statement of loss and comprehensive loss in the period. The Company reviews and evaluates to asset retirement obligations annually or more frequently if deemed necessary.

F3 Uranium Corp.
Notes to the consolidated financial statements
For the years ended June 30, 2025 and 2024
(Expressed in Canadian dollars)

4.	Key estimates and judgements

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Company based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the assumptions when they occur.

Judgements

●	the recoverability of mineral properties and exploration and evaluation expenditures incurred on its projects; the Company capitalizes acquisition, exploration and evaluation expenditures on its statement of financial position, and evaluates these amounts at least annually for indicators of impairment;

●	the functional and reporting currency of the parent company, F3 Uranium Corp., and its subsidiaries, F4 Uranium Corp. and Fission Energy Peru S.A.C., is the Canadian dollar. The determination of functional currency was based on the factors set out in IAS 21 The Effects of Changes in Foreign Exchange Rates. Assessing functional currency requires judgment in identifying the primary economic environment in which each entity operates, and the Company reassesses this determination if events or conditions indicate a change in those underlying factors; and

●	the Company determines the flow-through share premium by allocating the total funds received between common share and flow-through premium liability by first assessing the fair value of the common shares issued, based on market price at issuance, with any excess considered being allocated to warrants (if any) and the flow-through premium.

●	In connection with the August 15 2024 spin-out of F4 Uranium Corp. (“F4”), the Company exercised significant judgement in determining whether it retained significant influence over F4 as defined in IAS 28 Investments in Associates and Joint Ventures. Although four of the five directors of F4 also served on the Board of F3 at various points during the fiscal year, management concluded that F3 does not have significant influence over F4. This conclusion was based on an assessment and conclusion that F4 is independently governed, with no contractual rights, options, or veto powers that allow F3 to direct or participate in F4’s financial or operating policies.

Estimates

●	the inputs in accounting for share-based payment transactions in the statement of loss and comprehensive loss (using the Black-Scholes Option Pricing Model) including volatility, probable life of options granted, time of exercise of the options and forfeiture rate; and

●	the determination and recognition of deferred income tax assets or liabilities requires subjective assumptions regarding future income tax rates and the likelihood of utilizing tax carry-forwards. Changes in these assumptions could materially affect the recorded amounts, and therefore do not necessarily provide certainty as to their recorded values.

●	significant estimates are used to measure asset retirement obligations. Estimating future costs can be difficult and unpredictable as they are based principally on current legal and regulatory requirements and site closure plans that may change materially. The laws and regulations governing site closure and remediation in a particular jurisdiction are subject to review at any time and may be amended to impose additional requirements and conditions which may cause our provisions for environmental liabilities to be underestimated and could materially affect our financial position or results of operations. Estimates of future asset retirement obligation costs are also subject to operational risks such as acceptability of treatment techniques or other operational changes.

F3 Uranium Corp.
Notes to the consolidated financial statements
For the years ended June 30, 2025 and 2024
(Expressed in Canadian dollars)

5.	New accounting pronouncements

Amendments to IAS 1 Presentation of Financial Statements regarding the classification of liabilities as current or non-current are effective for annual reporting periods beginning on or after January 1, 2024. These amendments are already effective for the Company’s fiscal year ending June 30, 2025. The Company has assessed the impact of adopting these amendments and determined that they did not result in a material change to the consolidated financial statements.

IFRS 18 Presentation and Disclosure in Financial Statements, which will replace IAS 1, Presentation of Financial Statements aims to improve how companies communicate in their financial statements, with a focus on information about financial performance in the statement of profit or loss, in particular additional defined subtotals, disclosures about management-defined performance measures and new principles for aggregation and disaggregation of information. IFRS 18 is accompanied by limited amendments to the requirements in IAS 7 Statement of Cash Flows. IFRS 18 is effective from January 1, 2027. Companies are permitted to apply IFRS 18 before that date.

The Company has not yet determined the impact of these amendments on its consolidated financial statements, and has not early adopted IFRS 18.

F3 Uranium Corp.
Notes to the consolidated financial statements
For the years ended June 30, 2025 and 2024
(Expressed in Canadian dollars)

6.	F4 Uranium Corp. Plan of Arrangement

Reorganization

The Company obtained a final order from the Supreme Court of British Columbia dated August 13, 2024, approving the Arrangement. The Arrangement was previously approved by shareholders of the Company at a special meeting on August 8, 2024. Under the terms of the Arrangement, holders of the Company’s common shares as of the close of business on August 14, 2024 (the day prior to the effective date of August 15, 2024), were entitled to receive: (i) one new common share of the Company and (ii) one-tenth of an F4 share for each common share held. All outstanding options, warrants, and restricted share units of the Company were adjusted according to the plan of arrangement, as detailed in F3’s management information circular dated June 28, 2024. As a result of the Arrangement, the Company lost control over F4 and ceased consolidating the operations of F4 on August 15, 2024.

The carrying value and fair value of the net assets transferred to F4 on August 15, 2024, pursuant to the Arrangement, consisted of the following:

$

Carrying value of net assets transferred	8,131,667
Fair value of net assets transferred	7,405,044
Loss on transfer of spin out assets	726,623

The fair value of net assets transferred was measured at the fair value of the shares issued by F4 Uranium Corp. to the existing shareholders of the Company upon completion of the Arrangement.

Holders of the Company’s stock options exchanged each previously held option for a new option to acquire a common share of the Company and a new option to acquire a common share of F4. The exercise price of the options in the Company were reduced by to reflect the comparative fair values of the Company and F4 on completion of the Arrangement.

Holders of the Company’s warrants, upon exercise of the warrants at the original exercise price, will receive one Company common share and 0.1 of a F4 common share. The Company, acting as agent for F4, shall collect and pay to F4 Uranium Corp. an amount equal to 10% of the gross proceeds to reflect the comparative fair values of F3 and F4 on completion of the Arrangement. As a result, the Company’s warrant value was reduced by $400,000 based on relative proportion of the comparative fair values of the Company and F4 on completion of the Arrangement.

The Arrangement resulted in a reduction of share capital of $6,981,633.

F3 Uranium Corp.
Notes to the consolidated financial statements
For the years ended June 30, 2025 and 2024
(Expressed in Canadian dollars)

7.	Amounts receivable

	As at June 30, 2025	As at June 30, 2024
	$	$
Sales tax receivable	294,916	921,695
Other receivables	16,014	41,231
	310,930	962,926

8.	Assets held for distribution

Pursuant to the planned Spin-Out, the Company transferred the Properties to F4 in exchange for 49,366,951 shares of F4 being distributed to F3 shareholders. The distribution was approved by the Company shareholders at a special meeting of the Company shareholders held on August 8, 2024. The Properties were reclassified to assets held for distribution at June 30, 2024 at a value of $7,948,249. During the year ended June 30, 2025, certain assets related to the Key Lake Area which were classified as held for distribution were not transferred, and were written off for a total mineral property impairment charge of $839,997.

9.	Right-of-use asset and lease liability

On September 17, 2021, the Company entered a five-year office lease with an arm’s length landlord commencing November 1, 2021. For the first 36 months, the Company will pay $3,275 per month and for the remainder of the term the monthly payments will be $3,488. The Company has recognized a right-of-use (“ROU”) asset in respect to this lease, which is included in right-of-use asset on the statement of financial position.

Below is a summary of the activities related to right-of-use office lease asset for the indicated periods:

Right-of-use-asset	$
As at June 30, 2023, 2024 and 2025	133,434

Accumulated depreciation
Balance at June 30, 2023	44,478
Depreciation	25,789
As at June 30, 2024	70,267
Depreciation	27,071
As at June 30, 2025	97,338

Net Book Value
As at June 30, 2024	63,167
As at June 30, 2025	36,096

F3 Uranium Corp.
Notes to the consolidated financial statements
For the years ended June 30, 2025 and 2024
(Expressed in Canadian dollars)

9.	Right-of-use asset and lease liability (continued)

The Company has also recognized a lease liability for this lease, which was initially measured at the present value of the future lease payments, discounted using the Company’s incremental borrowing rate of 18%.

Below is a summary of the activities related to lease liabilities for the following periods:

$
Balance, June 30, 2023	102,852
Interest	15,476
Lease payments	(38,696)
Balance, June 30, 2024	79,632
Interest	11,103
Lease payments	(41,002)
Balance, June 30, 2025	49,733

Current portion of lease liability	29,899
Non-current lease liability	49,733
Balance, June 30, 2024	79,632
Current portion of lease liability	36,253
Non-current lease liability	13,480
Balance, June 30, 2025	49,733

From July 1, 2024 to June 30, 2025, the Company is obligated to pay a base lease of $3,275 per month before applicable taxes. From July 1, 2025 to the October 31, 2026 end of the lease, the Company is obligated to pay a base lease of $3,275 per month before applicable taxes.

10.	Marketable securities and investments

The Company’s marketable securities consist of investments in public company shares. A breakdown of the shares held was as follows:

Traction Uranium Corp.

	Number of Shares	Fair Value
		$
Balance, June 30, 2023	3,628,171	1,269,860
Sale of shares	(907,043)	(317,465)
Loss on change in fair value	-	(761,916)
Balance, June 30, 2024	2,721,128	190,479
Loss on change in fair value	-	(117,009)
Share consolidation*	(2,449,015)	-
Balance, June 30, 2025	272,113	73,470

*	Traction Uranium Corp. consolidated its outstanding shares on a ten-to-one basis as of September 26, 2024 record date.

F3 Uranium Corp.
Notes to the consolidated financial statements
For the years ended June 30, 2025 and 2024
(Expressed in Canadian dollars)

10.	Marketable securities and investments (continued)

Traction Uranium Corp. (continued)

During the year ended June 30, 2024, the Company sold 907,043 Traction shares for net proceeds of $341,452, resulting in realized gain on sale of $23,987.

SKRR Exploration Inc.

	Number of Shares	Fair Value
		$
As at June 30, 2023	1,000,000	175,000
Acquisition (Note 10)	605,000	78,650
Loss on change in fair value	-	(93,150)
Balance, June 30, 2024	1,605,000	160,500
Sale of securities	(100,000)	(17,500)
Loss on change in fair value	-	(64,675)
Share consolidation*	(1,203,750)	-
Balance, June 30, 2025	301,250 *	78,325

*	SKRR Exploration Inc. consolidated its outstanding shares on a four-to-one basis as of November 25, 2024 record date.

During the year ended June 30, 2024, the Company received 605,000 shares of SKRR Exploration Inc. with a fair value of $78,650 as consideration for the sale of Clearwater West mineral property rights (Note 11).

During the year ended June 30, 2025, the Company sold 100,000 SKRR shares for net proceeds of $14,835, resulting in realized gain on sale of $2,665.

F4 Uranium Corp.

	Number of Shares	Fair Value
		$
Balance, June 30, 2024	-	-
Purchase of securities	6,250,000	937,500
Loss on change in fair value	-	(406,250)
Balance, June 30, 2025	6,250,000	531,250

During the year ended June 30, 2025, the Company purchased 6,250,000 shares of F4 Uranium Corp. at $0.15 per share for a total purchase price of $937,500. The fair value of these F4 shares at June 30, 2025 was $531,250.

F3 Uranium Corp.
Notes to the consolidated financial statements
For the years ended June 30, 2025 and 2024
(Expressed in Canadian dollars)

10.	Marketable securities and investments (continued)

Other investment

On May 29, 2023, the Company purchased a 3.125% undivided interest in a Cessna Citation CJ2+ from AirSprint Inc. for a total consideration of $217,672 ($160,000 USD); and a further $215,553 ($160,000 USD) was paid during the year ended June 30, 2024 for an additional 3.125% undivided interest. The undivided interest can be sold to a third party purchase at any time.

On August 19, 2024, the Company sold its 3.125% interest in the Cessna Citation CJ2+ for net proceeds of $137,749.

The consideration paid to purchase the interest was recorded as an investment.

F3 Uranium Corp.
Notes to the consolidated financial statements
For the years ended June 30, 2025 and 2024
(Expressed in Canadian dollars)

11.	Exploration and evaluation assets

Title to exploration and evaluation assets involves certain inherent risks due to the difficulties of determining the validity of title and/or ownership of claims.

The Company holds the Patterson Lake Area Property, located in Saskatchewan, Canada. The Company holds a 100% interest in 42 claims (June 30, 2024 – 51 claims) at the Patterson Lake Area Property.

On August 15, 2024, the Company transferred the following agreements, claims, and concessions to F4 as part of the Arrangement:

(a)	Clearwater West Property, Saskatchewan, Canada

The Company held a 100% interest in 3 claims at the Clearwater West property.

On May 10, 2023, the Company entered into an option agreement with SKRR Exploration Inc. (“SKRR”) whereby SKRR has the opportunity to acquire up to a 70% interest in the Company’s Clearwater West Project.

On January 10, 2024, the Company entered into an amending agreement with SKKR to extend the time for SKRR to incur the exploration expenditures. In consideration of amending the terms, SKRR will issue to the Company 1,000,000 additional common shares, as outlined below.

Pursuant to the Clearwater West Option Agreement (the “Clearwater West Agreement”), the Company granted SKRR an option to acquire a 50% interest in the Clearwater West Project for the following consideration:

i.	Pay cash payments to the Company of $50,000 ($50,000 received).

ii.	The issuance of 1,000,000 common shares of SKRR (received with a fair value of $225,000) (Note 10).

iii.	Incur $3,000,000 in exploration work on the Clearwater West Property (F4 assumed this right).

Issue a further 605,000 common shares of SKRR to the Company upon the approval by the TSX Venture Exchange of the amending agreement (received with a fair value of $78,650) (Note 10). Additionally, SKRR is required to issue an additional 395,000 common shares on or before June 1, 2024 unless subsequent to such share issuance, the Company’s partially diluted shareholdings in SKRR would exceed 10% of the issued and outstanding shares of SKRR. In which case SKRR shall pay $39,500 in cash on or before June 5, 2024 (received cash June 4, 2024.

F3 Uranium Corp.
Notes to the consolidated financial statements
For the years ended June 30, 2025 and 2024
(Expressed in Canadian dollars)

11.	Exploration and evaluation assets (continued)

Upon completion of the 50% interest earn-in, SKRR and the Company will automatically enter into a joint venture and will negotiate to formalize a joint venture agreement. Pursuant to the terms of the Clearwater West Option Agreement, SKRR will have the option to increase its interest in the Clearwater West Property to 70% by making additional cash and exploration expenditures:

i.	Additional cash payments totalling $50,000 on or before December 31, 2024.

ii.	Incur an additional $3,000,000 in exploration work on the Clearwater West Property on or before the date that is three years following the date of the Clearwater West Agreement.

The Company will retain a 2.0% NSR on the property, of which 1% may be repurchased by SKRR for $1,000,000.

During the year ended June 30, 2024, the total consideration received comprised $78,650 in SKRR shares, $39,500 in cash which were both offset against the capitalized exploration and evaluation expenditures, to reduce the $4,728 balance to $nil and the remainder of $113,422 was recognized as a recovery on mineral rights in the consolidated statement of loss and comprehensive loss.

(b)	Wales Lake Property, Saskatchewan, Canada

The Company held a 100% interest in 31 claims at the Wales Lake Property.

(c)	Key Lake Area, Saskatchewan, Canada

The Company held a 100% interest in 5 properties that comprise the Key Lake Area in Saskatchewan. The number of claims held at each property is as follows:

(i)	Bird Lake Property, 1 claim

(ii)	Hobo Lake Property, nil claims

(iii)	Lazy Edward Bay Property, 11 claims

(iv)	Seahorse Lake Property, 3 claims

(v)	Grey Island, 22 claims

(vi)	Henderson Lake, 1 claim

F3 Uranium Corp.
Notes to the consolidated financial statements
For the years ended June 30, 2025 and 2024
(Expressed in Canadian dollars)

11.       Exploration and evaluation assets (continued)

(d)	Hobo Lake

On January 16, 2024, F4 and CanAlaska Uranium Ltd. (“CanAlaska”) entered into a swap agreement, where the Company transferred all rights and interests in the Hobo Lake Property to CanAlaska, and CanAlaska transferred all rights and interests in the Patterson West Property to the Company (included in Patterson Lake North Property). The agreement was executed with no monetary consideration; instead, the exchange was based on equivalent values of the properties involved.

In exchange for the Hobo Lake Property, the Company received CanAlaska’s rights and title to their Patterson West claims, as well as a 2.5% net smelter royalty on the Hobo Lake Property of which 1% may be repurchased for $3,000,000. In exchange for the Patterson West Property, CanAlaska received the Company’s rights and title to their Hobo Lake Property claims, as well as a 2.5% net smelter royalty on the Patterson West property of which 1% may be repurchased for $3,000,000.

(e)	Beaver River Property, Hearty Bay Property and Midas

The Company held a 100% interest in 2 properties that comprise the Beaverlodge/ Uranium City Area in Saskatchewan. The number of claims held at each property is as follows:

(i)	Beaver River Property, 9 claims

(ii)	Hearty Bay Property, 7 claims

(iii)	Midas, nil claim

Based on the lack of planned expenditures on a certain claims, an impairment indicator was identified for the Midas property which includes its Thomson Lake and remaining North Shore claims. During the year ended June 30, 2024, additional capitalized costs of $110,190 representing the carrying value of Hobo Lake was transferred to Patterson West as an acquisition cost.

(f)	Northeast Athabasca Basin Area, Saskatchewan, Canada

The Company held a 100% interest in 29 claims in other uranium properties in and around the Northeast Athabasca Basin area.

F3 Uranium Corp.
Notes to the consolidated financial statements
For the years ended June 30, 2025 and 2024
(Expressed in Canadian dollars)

11.	Exploration and evaluation assets (continued)

Murphy Lake Option Agreement

On May 29, 2024, the Company entered into a definitive agreement with Canadian GoldCamps Corp. (“GoldCamps”), pursuant to which GoldCamps can earn up to a 70% interest in and to the Company’s Murphy Lake Property.

To earn an initial 50% in and to the Murphy Lake Property, GoldCamps made a non-refundable cash payment of $100,000 to the Company during the year ended June 30, 2024. In consideration for entering into the Agreement, GoldCamps shall make a further non-refundable cash payment of $200,000 to the Company on July 26, 2024 (unpaid). In order to maintain the option in good standing, GoldCamps shall make additional and non-refundable cash payments to the Company in the aggregate of $600,000 according to the following schedule:

i.	$150,000 on or before the date that is six (6) months after the July 26, 2024;

ii.	$150,000 on or before the date that is twelve (12) months after the Initial July 26, 2024;

iii.	$150,000 on or before the date that is eighteen (18) months after the July 26, 2024; and

iv.	$150,000 on or before the date that is twenty-four (24) months after the July 26, 2024.

To further maintain the option in good standing, GoldCamps shall incur the following aggregate expenditures totaling $10,000,000 according to the following schedule:

i.	total cumulative expenditures of $5,000,000 on or before the date that is twelve (12) months after the July 26, 2024; and

ii.	additional expenditures of $5,000,000 on or before the date that is twenty-four (24) months after the July 26, 2024.

All expenditures required to be made by GoldCamps may either make the required expenditures or pay the Company in cash for any shortfall, such cash payment to be made within 30 days of the end of the period for which such expenditures are required to be made pursuant to this option agreement.

In order to maintain the option agreement in good standing, GoldCamps shall, on or before the date that is ten (10) business days after the date that Canadian GoldCamps has completed one or more equity financings to raise gross proceeds totalling at least $6,000,000, issue from treasury to F4 for no additional consideration that number of common shares equal to 9.9% of the total number of common shares that are issued and outstanding as of such issuance date. All common shares issued will be issued as fully paid and non-assessable free and clear of all encumbrances, subject only to a four- month resale restriction imposed by applicable securities legislation. Failure to issue the common shares to F4 in accordance with the schedule will result in the termination of the Initial Option.

Upon GoldCamps earning a 50% interest in and to the Murphy Lake Property, both parties agree to participate in a joint venture for the further exploration and development of the Murphy Lake Property, and, if deemed warranted, to bring the Property or a portion thereof into commercial production by establishing and operating a mine.

F3 Uranium Corp.
Notes to the consolidated financial statements
For the years ended June 30, 2025 and 2024
(Expressed in Canadian dollars)

11.	Exploration and evaluation assets (continued)

Murphy Lake Option Agreement (continued)

To earn an additional 20% interest in and to the Murphy Lake Property (for a total 70% interest), GoldCamps must make cash payments to the Company and incur eligible expenditures as follows:

i.	pay $250,000 on or before the date that is thirty (30) months after July 26, 2024;

ii.	pay $250,000 on or before the date that is thirty-six (36) months after July 26, 2024; and

iii.	incur additional expenditures of $8,000,000 on or before the date that is thirty-six (36) months after July 26, 2024.

Upon GoldCamps earning a 70% total interest in the Murphy Lake Property, the Company shall receive a 2% net smelter royalty (“NSR Royalty”), provided that GoldCamps be responsible only for the percentage of the NSR Royalty equal to its percentage interest in the Murphy Lake Property.

Traction Uranium Corp. Option Agreements

On December 9, 2021, the Company entered into two Option Agreements with Traction Uranium Corp. (“Traction”) whereby Traction has the opportunity to acquire up to a 70% interest in two properties controlled by the Company: the Hearty Bay Project and the Lazy Edward Bay Project.

On February 28, 2023, the Company entered into an amending agreement with Traction to extend the time for Traction to incur the exploration expenditures.

Hearty Bay Project

Pursuant to the Hearty Bay Option Agreement (the “Hearty Bay Agreement”), the Company granted Traction an option to acquire a 50% interest in the Hearty Bay Project for the following consideration:

i.	Pay cash payments to the Company of $650,000 over a two-year period ($150,000 received in 2024; $200,000 received in 2023; and $300,000 received in 2022).

ii.	Issue shares to the Company equal to 7.5% of the number of issued and outstanding common shares of Traction that are outstanding as of such date, provided Traction has completed one or more equity financings for gross proceeds of $2,000,000 by such date (the Company received 3,023,476 Traction shares on December 29, 2021 with a fair value of $2,569,955).

iii.	Incur $3,000,000 in exploration work on the Hearty Bay Property by December 31, 2024. On March 11, 2022, the Company received $1,000,000 in cash to be used for mineral expenditures. During the year ended June 30, 2024, the Company received an additional $2,000,000 in cash to be used for mineral expenditures. As at June 30, 2024, the Company incurred $1,660,974 in eligible expenditures and has a commitment to spend the remaining $339,026. For the year ended June 30, 2024, the amount is included in accounts payable.

F3 Uranium Corp.
Notes to the consolidated financial statements
For the years ended June 30, 2025 and 2024
(Expressed in Canadian dollars)

11.	Exploration and evaluation assets (continued)

On July 15, 2024, the Company returned the remaining $339,026 commitment to Traction due to unfavorable weather conditions that impeded the completion of exploration work.

During the year ended June 30, 2024, $479,881 was recognized as a recovery on mineral rights in the consolidated statement of loss and comprehensive loss relating to the Hearty Bay Property.

To acquire the additional 20% interest in Hearty Bay Project, Traction will need to incur the following:

i.	Additional cash payments totalling $350,000 ($150,000 on or before June 6, 2025; and $200,000 on or before December 9, 2025)

ii.	Incur an additional $3,000,000 in exploration work on the Hearty Bay Property on or before December 9, 2025.

The Company will retain a 2.0% net smelter return royalty (“NSR”) on the property.

During the year ended June 30, 2024, the consideration received was offset against the capitalized exploration and evaluation expenditures, to reduce the balance to $Nil.

F3 Uranium Corp.
Notes to the consolidated financial statements
For the years ended June 30, 2025 and 2024
(Expressed in Canadian dollars)

11.	Exploration and evaluation assets (continued)

As at June 30, 2025
Patterson Lake North Area
$
Acquisition costs
Balance, beginning of year	52,543
Additions	-
Balance, June 30, 2024	52,543
Exploration costs
Balance, June 30, 2024	53,421,602
Incurred during the year:
Drilling	17,872,958
Camp and other costs	3,144,231
Geophysics costs	1,109,828
Land retention and permitting	4,304
Reporting and survey	10,141
Additions	22,141,262
Recovery	-
Balance, June 30, 2025	75,615,607

F3 Uranium Corp.
Notes to the consolidated financial statements
For the years ended June 30, 2025 and 2024
(Expressed in Canadian dollars)

11.	Exploration and evaluation assets (continued)

As at June 30, 2024
	Clearwater West	Patterson Lake North	Key Lake	Beaverlodge / Uranium City	North East Athabasca
	Property	Property	Area	Area	Basin Area	Total
	$	$	$	$	$	$
Acquisition costs
Balance, beginning of year	-	52,543	53,961	38,017	15,574	160,095
Additions	-	-	-	-	-	-
Balance, end of year	-	52,543	53,961	38,017	15,574	160,095
Exploration costs
Balance, beginning of year	-	22,636,476	1,387,203	594,111	4,984,220	29,602,010
Incurred during the year
Drilling	3,528	26,919,870	4,912	604,537	6,054	27,538,901
Camp costs and exploration costs	-	2,550,437	-	65,000	236	2,615,673
Geological costs	-	4,728	-	126,759	163	131,650
Geophysics costs	510	2,416,904	1,105	179,155	18,703	2,616,377
Land retention and permitting	690	10,345	32,484	1,434	9,495	54,448
Reporting and survey	-	64,858	31,206	10,667	32,330	139,061
Additions	4,728	31,967,142	69,707	987,552	66,981	33,096,110
Property swap	-	110,190	(110,190)	-	-	-
Recovery of costs	(4,728)	-	-	(1,331,093)	(100,000)	(1,435,821)
Balance, end of year	-	54,713,808	1,346,720	250,570	4,951,201	61,262,299
Reclassified to assets held for distribution		(1,292,206)	(1,400,681)	(288,587)	(4,966,775)	(7,948,249)
Total	-	53,474,145	-	-	-	53,474,145

F3 Uranium Corp.
Notes to the consolidated financial statements
For the years ended June 30, 2025 and 2024
(Expressed in Canadian dollars)

12.	Convertible debt

On October 18, 2023, the Company closed a $15,000,000 convertible debenture financing (the “Debentures”) with Denison Mines Corp. (“Denison”).

The Debentures carry a 9% coupon (the “Interest”), payable quarterly, have a maturity date of October 18, 2028, and are convertible at Denison’s option into common shares of the Company at a conversion price of $0.56 per share (the “Conversion Price”).

The Company, at its sole discretion, may pay up to one-third of the Interest in common shares of the Company issued at a price per common share equal to the volume-weighted average trading price of the Company’s common shares on the TSX Venture Exchange (the “TSXV”) for the 20 trading days ending on the day prior to the date on which such payment of Interest is due.

Transaction costs associated with the issuance of the Debenture totaled $749,365, which includes cash payments of $593,500 and the issuance of 380,518 common shares with a fair value of $155,865 (Note 14).

The following table summarizes the accounting for the convertible note during the period ended June 30, 2025:

	Liability Component	Equity Component
	$	$
Balance – June 30, 2023	-	-
Initial recognition	10,495,578	3,755,057
Deferred income tax effect	-	(1,013,865)
Accretion	1,361,197	-
Interest	(946,500)	-
Balance – June 30, 2024	10,910,275	2,741,192
Accretion	2,039,940	-
Interest	(1,350,000)	-
Balance, June 30, 2025	11,600,215	2,741,192

The Company settled $450,000 of Denison interest for the year ended June 30, 2025, through the issuance of 1,768,854 shares of the Company.

For accounting purposes, the convertible loan is separated into its liability and equity components by first valuing the liability component. The fair value of the liability component at the time of issue was calculated as the discounted cash flows of the loan assuming a 18% discount rate, which was the estimated rate for a similar loan without a conversion feature. The fair value of the equity component (conversion feature) was determined at the time of issue as the difference between the face value of the loan and the fair value of the liability component, less deferred income tax adjustments.

F3 Uranium Corp.
Notes to the consolidated financial statements
For the years ended June 30, 2025 and 2024
(Expressed in Canadian dollars)

13.	Flow-through share premium liability

A summary of the changes in the Company’s flow-though share premium liability is as follows:

Flow-Through Share Premium Liability	June 30, 2025	June 30, 2024
	$	$
Opening balance	736,981	2,415,671
Flow-through share premium on issuance of flow-through common share units	3,251,717	1,474,214
Settlement of flow-through share premium liability on expenditures incurred	(3,533,000)	(3,152,904)
	455,698	736,981

14.	Share Capital and other capital reserves

The Company is authorized to issue an unlimited number of common shares, without par value. All of the Company’s issued shares are fully paid.

(a)	Share issuances

For the year ended June 30, 2025

On May 7, 2025, the Company closed a private placement for gross proceeds of $8,000,000, comprising 29,200,000 flow-through Units of the Company at a price of $0.24 per share. The Company paid a cash finders’ fee and incurred other share issuance costs totalling $516,102 in connection with this private placement.

On October 31, 2024, the Company closed a private placement for gross proceeds of $8,000,000, comprising 7,500,000 flow-through Units of the Company at a price of $0.375 per unit, and 12,500,000 Saskatchewan flow-through units at a price $0.415 per unit (together “FT Units”). Each FT Unit issued pursuant to the offering, comprises of one common share of the Company and one-half common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $0.40 at any time on or before October 31, 2026. The Company paid a cash finders’ fee and incurred other share issuance costs totalling $640,899 in connection with this private placement. In addition, the Company issued 1,079,650 brokers’ warrants which entitles the holder to purchase one common share of the Company at a price of $0.32 per share at any time on or before October 31, 2026.

Gross proceeds from this private placement were allocated between shares and warrants pro-rata based on the fair value of shares and warrants on the date of issuance. A total of $6,837,716 was recorded in share capital in relation to the common shares and $1,162,284 was recorded in other capital reserves in relation to the warrants. The fair value of the warrants was determined using the Black-Scholes Option Pricing Model using the following assumptions: a volatility of 85.585%; risk-free interest rate of 3.07%; expected life of 2 years; and a dividend rate of 0%. A total of $108,192 was reclassified from unit issuance cost to other capital reserves for the proportionate share of warrants in the units issued. In addition, a value of $1,937,717 was attributed to the flow-through premium liability (Note 13).

F3 Uranium Corp.
Notes to the consolidated financial statements
For the years ended June 30, 2025 and 2024
(Expressed in Canadian dollars)

14.	Share Capital and other capital reserves (continued)

(a)	Share issuances (continued)

For the year ended June 30, 2025 (continued)

The fair value of the brokers’ warrants was determined using the Black-Scholes Option Pricing Model and $105,543 was recorded as share issuance costs using the following assumptions: a volatility of 85.585%; risk-free interest rate of 3.07%; expected life of 2 years; and a dividend rate of 0%.

For the year ended June 30, 2024

On May 30, 2024, the Company closed a private placement for gross proceeds of $10,074,415, comprising 7,409,908 flow-through Units of the Company at a price of $0.5355 per unit, and 10,447,235 Saskatchewan flow-through units at a price $0.5845 per unit (together “FT Units”). Each FT Unit issued pursuant to the offering, comprises of one common share of the Company and one-half common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $0.56 at any time on or before May 30, 2026. The Company paid a cash finders’ fee and incurred other share issuance costs totalling $733,415 in connection with this private placement. In addition, the Company issued 957,589 brokers’ warrants which entitles the holder to purchase one common share of the Company at a price of $0.56 per share at any time on or before May 30, 2026.

Gross proceeds from this private placement were allocated between shares and warrants pro-rata based on the fair value of shares and warrants on the date of issuance. A total of $8,349,415 was recorded in share capital in relation to the common shares and $1,725,000 was recorded in other capital reserves in relation to the warrants. The fair value of the warrants was determined using the Black-Scholes Option Pricing Model using the following assumptions: a volatility of 92.742%; risk-free interest rate of 4.18%; expected life of 2 years; and a dividend rate of 0%. A total of $132,340 was reclassified from unit issuance cost to other capital reserves for the proportionate share of warrants in the units issued. In addition, a value of $1,474,214 was attributed to the flow-through premium liability (Note 13).

The fair value of the brokers’ warrants was determined using the Black-Scholes Option Pricing Model and $152,000 was recorded as share issuance costs using the following assumptions: a volatility of 92.742%; risk-free interest rate of 4.18%; expected life of 2 years; and a dividend rate of 0%.

November 27, 2023

On November 27, 2023, the Company issued 380,518 common shares valued at $155,865 as part of the financial advisory fees related to the convertible debenture agreement with Denison Mines Corp. (Note 12).

September 12, 2023

The Company closed a private placement for gross proceeds of $20,000,000 comprising 41,237,113 charity flow-through shares of the Company (each, a “Charity FT Unit”) at a price of $0.485 per share.

F3 Uranium Corp.
Notes to the consolidated financial statements
For the years ended June 30, 2025 and 2024
(Expressed in Canadian dollars)

14.	Share Capital and other capital reserves (continued)

(a)	Share issuances (continued)

September 12, 2023 (continued)

Each Charity FT Unit is comprised of one common share of the Company to be issued as a “flow-through share” within the meaning of the Income Tax Act (Canada) (each, a “FT Share”) and one-half common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $0.485 for a two year period. The Company paid a cash fee of $1,164,830 in finders fees and share issuance costs in connection with this private placement.

The Company also issued 2,239,690 brokers’ warrants which entitles the holder to purchase one common share of the Company at a price of $0.485 per share at any time on or before September 12, 2025. The fair value of the brokers’ warrants was determined using the Black-Scholes Option Pricing Model and $495,000 was recorded as share issuance costs using the following assumptions: a volatility of 106.285%; risk-free interest rate of 4.58%; expected life of 2 years; and a dividend rate of 0%.

Gross proceeds from this private placement were allocated between shares and warrants pro-rata based on the fair value of shares and warrants on the date of issuance. A total of $15,793,000 was recorded in share capital in relation to the common shares and $4,207,000 was recorded in other capital reserves in relation to the warrants. The fair value of the warrants was determined using the Black-Scholes Option Pricing Model using the following assumptions: a volatility of 106.28%; risk-free interest rate of 4.58%; expected life of 2 years; and a dividend rate of 0%. A total of $245,022 was reclassified from unit issuance costs to reserves for the proportionate share of warrants in the units issued.

The fair value of the brokers’ warrants was determined using the Black-Scholes Option Pricing Model and $495,000 was recorded as share issuance costs using the following assumptions: a volatility of 106.28%; risk-free interest rate of 4.58%; expected life of 2 years; and a dividend rate of 0%.

In addition, a value of $Nil was attributed to the flow-through premium liability (Note 13).

F3 Uranium Corp.
Notes to the consolidated financial statements
For the years ended June 30, 2025 and 2024
(Expressed in Canadian dollars)

14.	Share Capital and other capital reserves (continued)

(b)	Exercise of warrants and options

During the year ended June 30, 2025

During the year ended June 30, 2025, the Company issued 475,000 common shares for the exercise of options at prices of $0.13 and $0.14 per share for gross proceeds of $54,600.

During the year ended June 30, 2024

During the year ended June 30, 2024, the Company issued 41,493,674 common shares for the exercise of warrants at prices ranging from $0.13 to $0.26 per share for gross proceeds of $9,181,616. The $26,000 in subscriptions receivable at June 30, 2023 was received during the current year in connection to the exercised warrants. The fair value of warrants exercised, $3,329,459 was reclassified to share capital from reserves.

During the year ended June 30, 2024, the Company issued 8,849,496 common shares for the exercise of options at prices ranging from $0.12 to $0.33 per share for gross proceeds of $1,399,737. The fair value of options exercised, $1,211,818 was reclassified to share capital from reserves.

F3 Uranium Corp.
Notes to the consolidated financial statements
For the years ended June 30, 2025 and 2024
(Expressed in Canadian dollars)

14.	Share capital and other capital reserves (continued)

(c)	Stock options and warrants

The Company has a stock option plan which allows the Board of Directors to grant stock options to employees, directors, officers, and consultants. The exercise price is determined by the Board of Directors provided the minimum exercise price is set at the Company’s closing share price on the day before the grant date. The options can be granted for a maximum term of five years and vesting terms are determined by the Board of Directors at the date of grant. The common shares reserved for issuance cannot exceed 10% of the issued and outstanding common shares of the Company.

Stock option and warrant transactions are summarized as follows:

	Stock options			Warrants
	Number outstanding	Weighted average exercise price		Number outstanding		Weighted average exercise price
		$				$
Balance, June 30, 2023	29,895,856	0.26	(1)	58,182,085		0.36
Granted	22,765,000	0.43	(1)	32,744,406	(2)	0.51
Expired, cancelled or forfeited	(1,038,067)	0.13	(1)	(1,380,078)		0.25
Exercised	(8,849,496)	0.17	(1)	(41,493,674	) (2)	0.22
Net settlement	(324,652)	0.16	(1)	-		-
Re-administered	405,900	0.12	(1)	45,009	(2)	0.21
Balance, June 30, 2024	42,854,541	0.33	(1)	48,097,748	(2)	0.49
Granted	-	-		11,079,650		0.39
Exercised	(475,000)	0.11		-		-
Expired, cancelled or forfeited	(3,410,668)	0.124		(2,587,384)		0.38
Balance, June 30, 2025	38,968,873	0.22		56,590,014	(2)	0.48

(1)	These prices reflect the exercise prices prior to the closing the Arrangement.

(2)	Pursuant to the reorganization on August 15, 2024 (note 6), the terms of the warrants at that date were modified such that warrant holders will receive a common share of the Company and 0.1 of an F4 common share on exercise of the warrant. The Company, acting as agent for F4, shall collect and pay to F4 an amount equal to 10% of the gross proceeds to reflect the comparative fair values of the Company and F4 on completion of the Arrangement. It was determined that there were no material adjustments necessary on modification of the warrant terms.

F3 Uranium Corp.
Notes to the consolidated financial statements
For the years ended June 30, 2025 and 2024
(Expressed in Canadian dollars)

14.	Share capital and other capital reserves (continued)

As at June 30, 2025, stock options and warrants were outstanding as follows:

Stock options
Number outstanding	Exercise Price	Number of vested options	Expiry date
	$
3,833,333	0.078	3,833,333	September 2, 2026
3,375,000	0.104	3,375,000	October 12, 2026
600,000	0.124	600,000	October 18, 2026
2,663,333	0.130	2,663,333	March 8, 2027
7,569,541	0.215	7,569,541	April 6, 2028
11,748,333	0.268	9,737,487	December 15, 2028
9,179,333	0.294	5,938,657	January 12, 2029
38,968,873		33,717,531

The weighted average remaining life of the stock options is 2.78 years.

Warrants
Number outstanding	Exercise Price	Number of vested warrants	Expiry date
	$
20,618,556	0.485	20,618,556	September 12, 2025
2,239,690	0.485	2,239,690	September 12, 2025
12,765,958	0.47	12,765,958	May 26, 2025
8,928,571	0.56	8,928,571	May 30, 2026
957,589	0.56	957,589	May 30, 2026
10,000,000	0.40	10,000,000	October 31, 2026
1,079,650	0.32	1,079,650	October 31, 2026
56,590,014		56,590,014

The weighted average remaining life of the warrants is 0.71 years.

(c)	Share-based compensation

All options are recorded at fair value using the Black-Scholes option pricing model. During the year ended June 30, 2024, the Company granted 22,765,000 stock options. Pursuant to the vesting schedule of options granted, during the year ended June 30, 2024 share-based compensation of $6,293,275 was recognized in the consolidated statement of loss and comprehensive loss and a further $426,051 was recognized to August 15, 2024. The weighted average assumptions used in the Black-Scholes Option Pricing Model were as follows:

June 30, 2024
Risk-free rate	3.57%
Expected life	5
Expected volatility	102.10%
FV granted price	$0.34

F3 Uranium Corp.
Notes to the consolidated financial statements
For the years ended June 30, 2025 and 2024
(Expressed in Canadian dollars)

14.	Share capital and other capital reserves (continued)

(c)	Share-based compensation (continued)

On August 15, 2024, pursuant to the Arrangement, all the Company’s options were replaced with options with a lower exercise price which was considered a new option grant. Pursuant to the vesting schedule of options granted that were previously fully vested, during the year ended June 30, 2025, share-based compensation of $3,277,852 was recognized in the consolidated statement of loss and comprehensive loss.

The weighted average assumptions used in the Black-Scholes Option Pricing Model for the replacement options were as follows:

June 30, 2024
Risk-free rate	2.78%
Expected life	1.04 years
Expected volatility	130.18%
FV granted price	$0.25

(d)	Restricted stock units

The Company has adopted a restricted share unit plan (the “RSU Plan”), which provides that the Board of Directors of the Company may, from time to time, grant to directors, officers, employees and consultants of the Company, non-transferable RSUs. The expiry date for each restricted share unit shall be set by the Board of Directors at the time of issue. A vesting schedule may be imposed at the discretion of the Board of Directors at the time of issue. The number of shares that may be reserved for issuance shall not exceed 41,103,400 shares of the Company unless approved by disinterested shareholders of the Company at a duly held meeting but shall not exceed 10% of the issued and outstanding shares of the Company.

On January 23, 2023, the Company granted 150,000 RSUs to an advisor of the Company. Each RSU entitles the holder to receive one common share of the Company upon the vesting of such RSU. The RSUs will vest in three one-third tranches on July 1, 2023, July 1, 2024 and July 1, 2025. The fair value of these RSUs was determined to be $48,750 by reference to the fair value of the Company’s common shares on the date of grant and will be recognized as an expense over the vesting period.

F3 Uranium Corp.
Notes to the consolidated financial statements
For the years ended June 30, 2025 and 2024
(Expressed in Canadian dollars)

14.	Share capital and other capital reserves (continued)

(d)	Restricted stock units (continued)

On July 24, 2023, the Company granted 1,000,000 RSUs to a key employee. Each RSU entitles the holder to receive one common share of the Company upon the vesting of such RSU. The RSUs will vest in three one-third tranches on July 27, 2024, January 27, 2025 and July 27, 2026.

The fair value of these RSUs was determined to be $365,000 by reference to the fair value of the Company’s common shares on the date of grant and will be recognized as an expense over the vesting period.

On December 15, 2023, the Company granted 12,590,000 RSUs to officers, directors, employees and consultants. Each RSU entitles the holder to receive one common share of the Company upon the vesting of such RSU. The RSUs will vest in three one-third tranches on December 15, 2024, December 15, 2025 and December 15, 2026. The fair value of these RSUs was determined to be $5,665,500 by reference to the fair value of the Company’s common shares on the date of grant and will be recognized as an expense over the vesting period.

Pursuant to the vesting schedule of RSUs granted during the year ended June 30, 2025 share-based compensation of $2,867,262 (June 30, 2024 - $4,189,599) was recognized in the consolidated statement of loss and comprehensive loss.

The continuity of RSUs are summarized below:

Number of RSUs
Balance as at June 30, 2023	24,243,451
RSUs granted	13,590,000
Converted to shares	(2,250,692)
Cancelled	(2,380,382)
Balance as at June 30, 2024	33,202,377
Exercised	(4,195,701)
Converted to shares	(1,834,052)
Balance as at June 30, 2025	27,172,624

As at June 30, 2025, there were 19,940,098 (June 30, 2024 – 9,448,171) RSUs vested and pending issuance. During the year ended June 30, 2025, $1,474,299 (June 30, 2024 - $599,477) was transferred from reserves to share capital.

F3 Uranium Corp.
Notes to the consolidated financial statements
For the years ended June 30, 2025 and 2024
(Expressed in Canadian dollars)

15.	Supplemental disclosure with respect to cash flows

	June 30, 2025	June 30, 2024
	$	$
Cash and cash equivalents
Cash	5,655,317	33,547,475
GIC – 3 months	69,714	-
	5,725,031	33,616,475

Term deposit – greater than 3 months	10,255,600	-

There were no cash payments for income taxes during the years ended June 30, 2025 and 2024. During the year ended June 30, 2025, the Company received $1,016,425 (June 30, 2024 - $1,788,095) in interest income.

Significant non-cash transactions for the year ended June 30, 2025 included:

(a)	The Company transferred $3,251,717 from share capital to flow-through share premium liability in connection with the issuance of flow-through shares.

(b)	Reallocation of $1,054,091 out of the total the proceeds received for the private placements to reserves as the value of the warrants issued in connection with the private placements.

(c)	Incurred $615,168 of exploration and evaluation related expenditures through accounts payable and accrued liabilities.

(d)	Reallocation of $1,414,677 of redeemed RSUs from reserves to share capital.

(e)	Fair value of issued brokers’ warrants of $105,543.

(f)	Recorded $112,500 in interest payable on the convertible debt which was included in accounts payable as at June 30, 2025.

(g)	Issued 1,768,854 common shares to settle $450,000 in interest payable on the convertible debt

F3 Uranium Corp.
Notes to the consolidated financial statements
For the years ended June 30, 2025 and 2024
(Expressed in Canadian dollars)

15.	Supplemental disclosure with respect to cash flows (continued)

Significant non-cash transactions for the year ended June 30, 2024 included:

(a)	The Company received 605,000 common shares from SKRR Exploration Inc. valued at $78,650 pursuant to the amended mineral option agreement with the Company for up to a 70% interest in the Clearwater West claims.

(b)	The Company transferred $1,474,214 from share capital to flow-through share premium liability in connection with the issuance of flow-through shares.

(c)	Reallocation of $5,932,000 out of the total the proceeds received for the private placements to reserves as the value of the warrants issued in connection with the private placements.

(d)	Incurred $2,703,026 of exploration and evaluation related expenditures through accounts payable and accrued liabilities.

(e)	Reallocation of $4,541,277 of exercised warrants and options from reserves to share capital.

(f)	Reallocation of $3,755,057 from the liability component, of which $2,741,192 was allocated to the equity component of the convertible debt and $1,013,865 was allocated to deferred tax liability.

(g)	The Company issued 380,518 common shares valued at $155,865 as part of the financial advisory fees related to the convertible debenture agreement.

(h)	Reallocation of $599,477 of redeemed RSUs from reserves to share capital.

(i)	Fair value of issued brokers’ warrants of $647,000.

(j)	Mineral exploration commitment to incur $339,026 for the Hearty Bay property, respectively, pursuant to option agreement.

(k)	Exploration advances of $1,181,093 were recognized as a recovery in exploration and evaluation assets.

(l)	Reclassified $7,948,249 in exploration and evaluation assets to assets held for distribution.

(m)	Recorded $112,500 in interest payable on the convertible debt which was included in accounts payable as at June 30, 2024.

F3 Uranium Corp.
Notes to the consolidated financial statements
For the years ended June 30, 2025 and 2024
(Expressed in Canadian dollars)

16.	Related party transactions

The Company has identified the Company’s officers, directors, and senior management as its key management personnel.

	For the years ended
	June 30, 2025	June 30, 2024
	$	$
Wages, consulting and directors’ fees paid or accrued to key management personnel and companies controlled	2,012,583	2,482,883
Share-based compensation pursuant to the vesting schedule of options granted to key management personnel	4,128,346	6,682,178
	6,140,929	9,165,061

Exploration and evaluation expenditures	878,909	913,750
	7,019,838	10,078,811

Included in accounts payable at March 31, 2025 is $33,231 (June 30, 2024 - $85,398) for expenses due to key management personnel and companies controlled by key management personnel. Amounts were non-interest bearing, unsecured and due on demand.

On March 3, 2024, and amended on May 13, 2024, the Company entered into a definitive agreement to develop machine learning technology for a technology company for the purpose of identifying potential locations of uranium mineralization. The Company will pay a series of payments totaling $1,275,000 based on developmental milestones. The Company paid $314,524 (June 30, 2024 – $719,048) during the reporting period inclusive of sales tax and has recorded this as research and development expense. The Company shares common officers with this company.

These transactions were in the normal course of operations.

17.	Segmented information

The Company primarily operates in one reportable operating segment being the acquisition and exploration of mineral properties. As at June 30, 2025 and June 30, 2024, all of the Company’s assets were in Canada.

F3 Uranium Corp.
Notes to the consolidated financial statements
For the years ended June 30, 2025 and 2024
(Expressed in Canadian dollars)

18.	Capital management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue exploration and development of its exploration and evaluation assets and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company depends on external financing to fund its activities. The capital structure of the Company currently consists of common shares, stock options, RSUs and warrants.

Changes in the equity accounts of the Company are disclosed in the consolidated statements of shareholders equity. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or debt or dispose of assets. The issuance of common shares or issuance of debt requires approval of the Board of Directors. The Company reviews its capital management approach on an on-going basis and updates it as necessary depending on various factors, including capital deployment and general industry conditions.

The Company anticipates continuing to access equity markets and the use of joint ventures to fund continued exploration and development of its exploration and evaluation assets and the future growth of the business.

19.	Financial instruments and risk management

Financial instruments

IFRS 13, Fair Value Measurement, establishes a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company’s financial instruments consist of cash and term deposits, marketable securities, investments, accounts payable and accrued liabilities, and convertible debt. Cash and cash equivalents and term deposits are measured at amortized cost, and marketable securities are valued using quoted prices from an active market (Level 1). For the accounts payable and accrued liabilities, the carrying value is considered to be a reasonable approximation of fair value due to the short-term nature. For the convertible debt, the fair value approximates the carrying value due to the market rate of interest used by the Company.

The Company’s financial instruments are exposed to a number of financial and market risks, including credit, liquidity and foreign exchange risks. The Company does not currently have in place any active hedging or derivative trading policies to manage these risks since the Company’s management does not believe that the current size, scale and pattern of its operations warrant such hedging activities.

F3 Uranium Corp.
Notes to the consolidated financial statements
For the years ended June 30, 2025 and 2024
(Expressed in Canadian dollars)

19.	Financial instruments and risk management (continued)

Risk management

(a)	Credit risk

Credit risk is the risk that a counterparty to a financial instrument will not discharge its obligations, resulting in a financial loss to the Company. The Company has procedures in place to minimize its exposure to credit risk. Company management evaluates credit risk on an ongoing basis including counterparty credit rating and other counterparty concentrations as measured by amount and percentage.

The primary sources of credit risk for the Company arise from cash and marketable securities.

The Company has not suffered any credit losses in the past, nor does it expect to have any credit losses in the future. As at June 30, 2025, the Company has no significant financial assets that are past due or impaired due to credit risk defaults. The Company’s maximum exposure to credit risk is limited to its cash and investment account balances.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations with respect to financial liabilities as they fall due (see Note 1). The Company’s financial liabilities are comprised of accounts payable and accrued liabilities, convertible debt and lease liability. The Company frequently assesses its liquidity position by reviewing the timing of amounts due and the Company’s current cash flow position to meet its obligations.

The Company manages its liquidity risk by maintaining sufficient cash and cash equivalents and term deposits balances to meet its anticipated operational needs.

The Company’s accounts payable and accrued liabilities arose as a result of exploration and development of its exploration and evaluation assets and other corporate expenses. Payment terms on these liabilities are typically 30 to 60 days from receipt of invoice and do not generally bear interest.

The following table summarizes the remaining contractual maturities of the Company’s financial liabilities.

	Maturity Dates	June 30, 2025	June 30, 2024
		$	$
Accounts payable and accrued liabilities	< 12 months	907,585	3,248,073
Convertible debt	> 12 months	11,600,215	10,910,275

(c)	Interest rate risk

From time-to-time, the Company invests excess cash in guaranteed investment certificates (“GICs”) at fixed or floating rates of interest and cash equivalents and term deposits are to be maintained in floating rates of interest in order to maintain liquidity, while achieving a satisfactory return. As of June 30, 2025, the Company was exposed to moderate interest rate risk given its significant holdings of cash and term deposits subject to changes in prevailing market rates. The Company manages risk by monitoring changes in interest rates in comparison to prevailing market rates. The Company has no debt bearing variable interest rate.

F3 Uranium Corp.
Notes to the consolidated financial statements
For the years ended June 30, 2025 and 2024
(Expressed in Canadian dollars)

19.	Financial instruments and risk management (continued)

Risk management (continued)

(d)	Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or currency risk. The Company is exposed to other price risk on its marketable securities due to fluctuations in the current market prices and fluctuations in trading volumes of those securities. The Company’s exposure to market risk is limited to the fair value of its marketable securities.

(e)	Commodity price risk

The Company is still in the exploration stage, and therefore commodity prices are not reflected in operating financial results. However, fluctuations in commodity prices may influence financial markets and may indirectly affect the Company’s ability to raise capital to fund exploration activities.

20.	Commitments

During the current and prior fiscal years, the Company entered into various consulting agreements with consultants and officers to provide various services. In the event of termination without cause or a change of control, the Company is committed to paying severance. This severance ranges from six months of consulting fees, with an additional one month of fees for each twelve months of service to three years of fees (the “Severance Period”).

In the event there is a change in control and these individuals are terminated within the Severance Period, the Company will be liable to cover $4,137,000 in termination fees.

F3 Uranium Corp.
Notes to the consolidated financial statements
For the years ended June 30, 2025 and 2024
(Expressed in Canadian dollars)

21.	Income Taxes

A reconciliation of current income taxes at statutory rates of 27% (2024: 27%) with the reported taxes is as follows:

	2025	2024
	$	$
Loss before income taxes	(12,337,909)	(15,326,273)
Expected income tax expense (recovery)	(3,331,000)	(4,138,000)
Permanent differences	798,000	2,094,000
True up	110,000	(767,000)
Change in tax impact on unrecognized temporary differences	2,819,000	9,213,000
Total income tax expense	396,000	6,402,000
Income tax expense included in equity	-	(1,013,865)
Income tax expense to the statement of loss and comprehensive loss	396,000	5,388,135

Significant components of the Company’s consolidated deferred income tax assets (liabilities) are as follows:

Deferred tax asset (liability)	2025	2024
	$	$
Exploration and evaluation assets	(15,521,000)	(12,618,000)
Property and equipment	24,000	24,000
Right-of-use assets	(10,000)	(17,000)
Lease liability	13,000	21,000
Share issuance costs	837,000	831,000
Marketable securities	385,000	344,000
Non-capital losses	6,432,000	4,157,000
Allowable capital losses	-	-
Convertible debt	(918,000)	(1,104,000)
Net deferred tax liabilities recognized	(8,758,000)	(8,362,000)

The significant components of the Company’s unrecognized deductible temporary differences and unused tax losses are as follows:

	2025	Expiry date	2024	Expiry date
	$		$
Capital losses	2,635,000	None	2,635,000	None
Property and equipment	17,000	None	17,000	None
Exploration and evaluation assets	3,228,000	None	3,228,000	None
Total unrecognized deductible temporary differences and taxes losses	5,880,000		5,880,000

Tax attributes are subject to review, and potential adjustment, by tax authorities.

F3 Uranium Corp.
Notes to the consolidated financial statements
For the years ended June 30, 2025 and 2024
(Expressed in Canadian dollars)

22.	Subsequent Events

On October 3, 2025, the Company closed a bought deal private placement for gross proceeds of $20,000,000 comprising:

●	25,000,000 units at a price of $0.20 per unit,

●	14,814,815 non-critical mineral flow-through (NFT) Units at C$0.27 per NFT Unit;

●	16,666,667 federal flow-through (FFT) Units at C$0.30 per FFT Unit; and

●	18,181,818 Saskatchewan flow-through (SFT) Units at C$0.33 per SFT Unit.

Each unit comprised one common share and one-half of one common share purchase warrant. Each flow-through unit comprised one flow-through common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of $0.30 for a period of 36 months from closing.

The Company incurred cash commissions totaling $1,095,619, representing 5.5% of the gross proceeds (subject to a reduced 2.75% rate on subscriptions from the President’s List).

The Company also issued 4,091,975 broker warrants to the underwriters, equal to 5.5% of the number of flow-through units sold (2.75% on President’s List sales). Each broker warrant is exercisable into one common share at an exercise price of C$0.30 per share until October 3, 2028

Subsequent to June 30, 2025, the following additional share issuances occurred:

On July 8, 2025, the Company issued 478,723 convertible debt interest shares.

On July 10, 2025, the Company issued 174,590 shares from RSU exercises.

On July 10, 2025 and July 17, 2025, 4,687 and 158,333 shares were issued from option exercises.